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                                                                       Exhibit A

Burns, Philp & Company Limited advises that the offers to exchange:

     o unregistered 9 1/2% Senior Notes due 2010 for new 9 1/2% Series B Senior Notes due 2010, which have been registered under the Securities Act of 1933, as amended;

     o    unregistered 10 3/4% Senior Subordinated Notes due 2011 for new
          10 3/4% Series B Senior Subordinated Notes due 2011, which have been registered under the Securities Act of 1933, as amended; and

     o unregistered 9 3/4% Senior Subordinated Notes due 2012 for new 9 3/4% Series B Senior Subordinated Notes due 2012, which have been registered under the Securities Act of 1933, as amended;

expired at 5:00 p.m., New York City time, on April 16, 2004.

This notification shall not constitute an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.